AA 5-27-2003

VF 5-23-03

03015840

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 2 2003
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIMELMAN & BAIRD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 PARK AVENUE
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHEILA BAIRD 212-686-0021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALAKOFF, WASSERMAN & PECKER, CPA, PC
(Name – *if individual, state last, first, middle name*)

ONE OLD COUNTRY ROAD, (Address) CARLE PLACE (City) NEW YORK (State) 11514 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHEILA BAIRD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIMELMAN & BAIRD, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sheila Baird
Signature

Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIMELMAN & BAIRD, LLC
TABLE OF CONTENTS
DECEMBER 31, 2002

Malakoff, Wasserman & Pecker, C.P.A., P.C.

Certified Public Accountants
One Old Country Road, Carle Place, N.Y. 11514

Arnold M. Malakoff, C.P.A.
Clifford R. Wasserman, C.P.A., J.D.
Edward J. Pecker, C.P.A.

Telephone: (516) 741-5700
Fax: (516) 741-5779

AUDITOR'S REPORT

To the Members of

Kimelman & Baird, LLC

We have audited the accompanying statement of financial condition of Kimelman & Baird, LLC as of December 31, 2002, and the related statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimelman & Baird, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malakoff Wasserman + Pecker, CPA, P.C.

February 12, 2003

KIMELMAN & BAIRD, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	65,319
Receivable from broker-dealers:		
Commissions		29,786
Credit balances		31,747
Receivable from non-customers		1,078,777
Prepaid expenses		22,569
Investments		104,512
Equipment, at cost (net of accumulated depreciation of $58,026)		8,938
Notes receivable - related parties		23,596
Restricted securities and warrants owned, at fair value (cost $89,888)		11,599
Security deposit		30,014
Other assets		9,511
Total assets	$	1,416,368

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued liabilities	$	116,960
Commitments and contingencies		
Members' capital		1,299,408
Total liabilities and members' capital	$	1,416,368

See notes to financial statements.

KIMELMAN & BAIRD, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:		
Commissions	$	823,906
Investment advisory fees		1,369,220
Loss on trading of securities		(40,423)
Interest and dividends		3,241
Research income		13,000
Other income		450
		2,169,394
Expenses:		
Registered representatives' compensation		329,944
Clerical and administrative employee expenses, net of reimbursements		312,533
General partners' compensation		192,000
Communication costs		163,999
Occupancy costs		250,084
Promotional costs		168,908
Taxes other than income taxes		43,506
Keogh plan contribution		77,348
Office expenses		71,533
Insurance		94,537
Professional fees		30,833
Dues, subscriptions and research		70,568
Other expenses		58,942
Interest expense		72
Depreciation		22,930
Total expenses		1,887,737
Income before unincorporated business taxes		281,657
Unincorporated business taxes		23,164
Net income	$	258,493

See notes to financial statements.

KIMELMAN & BAIRD, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2002

Balance at January 1, 2002, as reflected on Form X-17a-5	$	1,271,915
Net income		258,493
Distributions to members, net		(231,000)
Balance at December 31, 2002	$	1,299,408

See notes to financial statements.

KIMELMAN & BAIRD, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities:		
Net income	$	258,493
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		22,930
Unrealized depreciation on securities		37,123
(Increase) decrease in operating assets:		
Receivables from brokers or dealers		49,475
Receivables from non-customers		(9,343)
Prepaid expenses		12,537
Other assets		6,944
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(22,533)
Net cash provided by operating activities		355,626
Cash Flows From Investing Activities :		
Investments		(104,512)
Purchase of equipment		(22,303)
Net cash used in investing activities		(126,815)
Cash Flows From Financing Activities :		
Distributions to members, net		(231,000)
Decrease in cash		(2,189)
Cash at beginning of year		67,508
Cash at end of year	$	65,319

Supplemental cash flow information:

Unincorporated business taxes paid	$	12,404
Interest paid	$	72

See notes to financial statements.

Note A - ORGANIZATION

Kimelman & Baird, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a New York limited liability company.

Note B - SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Investments

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, marketable securities are classified as held-to-maturity and carried at amortized cost, adjusted for amortization of premium and accretion of discount using the level yield method.

Property and improvements

Property and improvements are stated at cost, net of accumulated depreciation. Assets are depreciated using the Accelerated and Modified Accelerated Cost Recovery System over the estimated useful life of the assets. The results from application of this method do not differ materially from generally accepted accounting principles.

Securities Transactions

Commission income and expenses are recorded on a settlement date basis. Proprietary securities transactions are recorded on the trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and restricted securities owned are valued at fair value as determined by the Company's clearing broker-dealer.

Note B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis.

Income Taxes

The Company is taxed as a partnership. No provision has been made for Federal, New York State or New York City income taxes since such taxes are the liability of the individual members. Provision has been made for New York City unincorporated business taxes.

Note C - INVESTMENTS

Investments consist of U.S. Treasury obligations with the following maturities and balances at December 31:

2002	
Maturity	Balance
5/22/03	$104,512

The U.S. Treasury obligations are being held to maturity and reported at amortized cost which approximates fair market value. As a result, there are no unrealized holding gains or losses.

Note D - NOTES RECEIVABLE

The Company has advanced $23,596 to IGENE Biotechnology, Inc. pursuant to a series of demand notes. A member of Kimelman & Baird, LLC is the Chairman of the Board of Directors of IGENE Biotechnology, Inc. In addition the Company is the owner of 1,082,704 shares of common stock of IGENE Biotechnology, Inc.

Note E - PROFIT SHARING PLAN

The Company covers all of its eligible employees with a profit sharing plan. Contributions to this plan are determined annually, at the discretion of the Company, subject to Internal Revenue Service guidelines.

For the year ended December 31, 2002 the Company incurred a cost of $77,348 with regard to this plan.

Note F - COMMITMENTS

The Company is obligated under an operating lease for office space as follows:

Years ending December 31,	
2003	$ 294,585
2004	294,585
2005	294,585
2006	294,585
Thereafter	196,390
	$1,374,730

The lease contains an escalation clause with regard to real estate taxes and operating expenses.

Rent expense for 2002 amounted to $250,084, net of sublet income.

Note G- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $113,881, which was $106,084 in excess of its required net capital of $7,797.

KIMELMAN & BAIRD, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2002

Members' capital	$	1,299,408
Deductions for nonallowable assets:		
Restricted securities and warrants, at market		11,599
Receivables from non-customers		1,078,777
Notes receivable - related parties		23,596
Prepaid expenses		22,569
Equipment, net		8,938
Security deposit		30,014
Other assets		9,511
		1,185,004
Tentative net capital		114,404
Haircuts on securities		523
Undue concentration charge		0
Net capital		113,881
Minimum dollar net capital required		7,797
Excess net capital	$	106,084
Reconciliation with Company's computation (included) in Part II of Form x-17a-5 as of December 31, 2002)		
Net capital, as reported in Company's part II (unaudited) FOCUS report	$	239,523
Audit adjustments to record additional accruals		(125,119)
Net capital per above	$	114,404
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$	116,960
Total aggregate indebtedness	$	116,960
Percentage of aggregate indebtedness to net capital		102%

KIMELMAN & BAIRD, LLC
MARKETABLE SECURITIES AND SECURITY HAIRCUTS
DECEMBER 31, 2002

Security	Quantity	Market Price	Market Value	Haircut %	Haircut Value
US Treasury Bill	105,000	99.53	$104,512	0.5	$523

Malakoff, Wasserman & Pecker, C.P.A., P.C.
Certified Public Accountants
One Old Country Road, Carle Place, N.Y. 11514

Arnold M. Malakoff, C.P.A.
Clifford R. Wasserman, C.P.A., J.D.
Edward J. Pecker, C.P.A.

Telephone: (516) 741-5700
Fax: (516) 741-5779

AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members of

Kimelman & Baird, LLC

In planning and performing our audit of the financial statements of Kimelman & Baird, LLC, (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC'S above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC'S objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Malakoff Wasserman & Pecka, CPA, P.C.

February 12, 2003